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SEC FILE NUMBER
8- 33137

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 05 2002 WASH. D.C. 340 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Aegis Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

431 South Seventh Street Suite 2400
(No. and Street)

Minneapolis (City) Minnesota (State) 55415 (Zip Code)

JULIE K. OLSON Notary Public Minnesota

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Ingle (612) 337-5335
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ellingson & Ellingson, Ltd.
(Name — *if individual, state last, first, middle name*)

5101 Vernon Ave. S., Suite 501 (Address) Edina (City) Minnesota (State) 55436 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 08 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information**

OATH OR AFFIRMATION

I, Linda Ingle, swear (or affirm) that, to t best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Aegis Investments, Inc., as December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the compa nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that a customer, except as follows:

____

____

____

Linda Ingle
Signature

President
Title

Julie K. Olson
Notary Public
2/19/02

JULIE K. OLSON
Notary Public
Minnesota
My Commission Expires Jan. 31, 2005

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of c solidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous au

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AEGIS INVESTMENTS, INC.
MINNEAPOLIS, MINNESOTA

FINANCIAL STATEMENTS AND
AUDITORS REPORT
DECEMBER 31, 2001

CONTENTS

Ellingson & Ellingson, Ltd.
Certified Public Accountants

Erik R. Ellingson
LPA, E.A.
Erik J. (Rick) Ellingson
CPA
Patti Ellingson Randall
CPA
Jane Ellingson Ehresmann
CPA

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Aegis Investments, Inc.
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Aegis Investments, Inc., as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aegis Investments, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Ellingson & Ellingson, Ltd.
Ellingson & Ellingson, Ltd.
Edina. Minnesota

February 7, 2002

5101 Vernon Avenue South Suite 501, Edina, Minnesota 55436 | Phone (952) 929-0315 | Fax (952) 929-1974

AEGIS INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents (Note 1)	$ 59,372	$ 50,829
Accounts receivable (Note 1)	18,198	19,671
Marketable securities (Note 4)	8,904	8,721
	86,474	79,221
PROPERTY AND EQUIPMENT (NOTE 1)		
Office equipment	12,346	12,346
Less: accumulated depreciation	(8,665)	(8,071)
	3,681	4,275
Total Assets	$ 90,155	$ 83,496
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accrued commissions payable	$ 19,548	$ 19,189
Accounts payable	2,187	3,272
Current portion of long-term debt	1,073	911
	22,808	23,372
COMMITMENTS AND CONTINGENCIES (NOTE 3)		
LONG-TERM DEBT (NOTE 5)	1,006	2,169
STOCKHOLDERS' EQUITY		
Common stock, no par value, 100,000 shares authorized, 2,200 shares issued and outstanding	12,000	12,000
Retained earnings	54,341	45,955
	66,341	57,955
Total Liabilities and Stockholders' Equity	$ 90,155	$ 83,496

The accompanying notes are an integral part of these financial statements.

AEGIS INVESTMENTS, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUES	$ 290,950	$ 359,970
EXPENSES		
Office salaries		7,280
Commissions	182,202	257,762
Rent	46,091	46,280
Telephone	11,841	12,307
Professional fees	3,883	4,581
Licenses and fees	6,535	4,705
Office expense	1,398	2,932
Outside services	21,900	12,894
Payroll taxes		1,209
Postage and delivery	1,528	2,729
Depreciation	594	495
Quotes and cable expense	6,259	10,747
Miscellaneous	1,301	1,337
Broker fees and clearing charges		
Insurance	1,337	1,721
Dues and subscriptions	871	2,060
Total Expenses	285,740	369,039
Income From Operations	5,210	(9,069)
OTHER INCOME		
Investment income	3,276	2,254
Net Income Before Provision For Income Taxes	8,486	(6,815)
INCOME TAX EXPENSE (Note 6)	100	100
Net Income	$ 8,386	$ (6,915)
Income per common share based on the weighted average of 2,200 common shares outstanding during the year (Note 2)	$ 3.81	$ (3.14)

The accompanying notes are an integral part of these financial statements.

AEGIS INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance at January 1, 2000	2,200	$ 12,000	$ 52,870	$ 64,870
Net income (loss)			(6,915)	(6,915)
Balance at December 31, 2000	2,200	12,000	45,955	57,955
Net income (loss)			8,386	8,386
Balance at December 31, 2001	2,200	$ 12,000	$ 54,341	$ 66,341

The accompanying notes are an integral part of these financial statements.

AEGIS INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 8,386	$ (6,915)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	594	495
Changes in assets and liabilities:		
(Increase) Decrease in:		
Accounts receivable	1,473	3,818
Income tax receivable		992
Increase (Decrease) in:		
Accrued commissions payable	359	(1,530)
Accounts payable	(1,085)	104
Taxes payable, other than income		(582)
Net Cash Provided (Used) By Operating Activities	9,727	(3,618)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment		(4,520)
(Purchase) sale of marketable securities	(183)	29,715
Net Cash Provided (Used) By Investing Activities	(183)	25,195
CASH FLOWS FROM FINANCING ACTIVITIES		
Net borrowings (repayments) on long-term debt	(1,001)	3,080
Net Cash Provided (Used) By Financing Activities	(1,001)	3,080
Net Increase (Decrease) in Cash	8,543	24,657
Cash at Beginning of Year	50,829	26,172
Cash at End of Year	$ 59,372	$ 50,829
Supplemental Disclosures		
Cash Paid During the Year for:		
Income Taxes	$ 100	$ 207
Interest Paid	$ 435	$ 215

The accompanying notes are an integral part of these financial statements.

AEGIS INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

Note 1. Summary of Significant Accounting Policies

This summary of significant accounting policies of Aegis Investments, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles.

Business Activity -
The Company is a securities broker dealer.

Cash Equivalents -
The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

Accounts Receivable -
The Company uses the direct write-off method for accounting for bad debts. Accounts are written off in the period in which they are considered to be uncollectible.

Property and Equipment -
Property and equipment are recorded at cost. Depreciation is computed using the straight line method for both financial reporting and income tax accounting purposes over useful lives of five or seven years.

Income Taxes -
The provision for income tax in the financial statements relates to the items of income and expenses included in such statements.

Estimates -
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Concentrations of Credit Risk -
The Company does not believe that it is exposed to any significant credit risk in connection with the extension of credit to its customers. Historically, the Company has had no bad debt write offs.

Commissions -
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Financial Statement Presentation -
Certain amounts in the 2000 financial statements have been reclassified to conform to the 2001 presentation. The money market account included in the Company's clearing account has been reclassified as a cash equivalent rather than a marketable security.

Note 2. Earnings Per Share

Earnings per share were computed based upon the weighted average shares outstanding. The weighted average shares outstanding at December 31, 2001 and 2000, were 2,200 common shares.

Note 3. Commitments and Contingencies

The Company leases office space in Minneapolis, Minnesota. The approximate aggregate minimum annual rental and lease commitment of the Company through August 31, 2003, the expiration date of the lease, is $66,953.

The Company subleases a portion of this space to various individuals. The rental income received on this property was approximately $9,290 during 2001 and $10,500 during 2000. The subleases are cancelable by either party.

Note 4. Marketable Securities

Securities at December 31, 2001 and 2000 consisted of the following investments classified as being held to maturity. The Company has the positive intent and ability to hold these securities to maturity. The investments are stated at cost adjusted for amortization of premiums and accretion of discounts, which approximates market.

Security	Maturity	12/31/01	12/31/00
Financing Corp CPN FICO Strips	6/6/02	$5,473	$5,358
Palm Beach County Housing Bond	3/1/14	1,423	1,625
Louisiana Power & Light Bond	11/1/2	2,008	1,738

Note 5. Long-Term Debt

Long-term debt at December 31, 2001 consisted of a capitalized lease used to acquire computer equipment. The original cost of the equipment, $3,378, is being depreciated over 5 years. The lease calls for monthly payments of $120 per month including interest, through September of 2003. Current maturities on the debt are as follows: December 31, 2002 - $1,073, 2003 - $1,006.

Note 6. Income Taxes

The income tax expense of the company consists of the following:

	2001	2000
Federal tax at statutory rate (15%)	$ 1,273	$
State tax cost, net of Federal benefit	807	100
Tax benefit of operating loss carryforwards	(1,980)	
Total provision for income taxes	$ 100	$ 100

Ellingson & Ellingson, Ltd.
Certified Public Accountants

Erik R. Ellingson
LPA, E.A.
Erik J. (Rick)
Ellingson
CPA
Patti Ellingson
Randall
CPA
Jane Ellingson
Ehresmann
CPA

Independent Auditor's Report On Supplementary Information
Required By Rule 17a-5 Of The Securities And Exchange Commission

We have audited the accompanying financial statements of Aegis Investments, Inc. as of and for the year ended December 31, 2001, and have issued our report thereon dated February 7, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ellingson & Ellingson, Ltd.
Ellingson & Ellingson, Ltd.
Edina, Minnesota
February 7, 2002

5101 Vernon Avenue South Suite 501, Edina, Minnesota 55436 | Phone (952) 929-0315 | Fax (952) 929-1974

AEGIS INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2001

NET CAPITAL		
Stockholders' Equity	$ 66,341	
Additions:		
Subordinated loans		
		$ 66,341
Deductions:		
Non-allowable items:		
Property and equipment net of accumulated depreciation	3,681	
		3,681
Net Capital Before Haircuts on Securities Positions		62,660
Haircuts on Securities		
Net Capital		$ 62,660
BASIC CAPITAL REQUIREMENT		
Net capital		$ 62,660
Minimum net capital required		5,000
Excess Net Capital		$ 57,660
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses		$ 2,187
Accrued commissions		19,548
Notes payable		2,079
		$ 23,814
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.38
RECONCILIATION OF NET CAPITAL		
Net Capital, as reported in Company's Part IIA FOCUS report		$ 61,725
Audit adjustments made for the following:		
Adjust cash for old outstanding checks		712
Adjust clearing receivables to actual		3,550
Record liability for capital lease		(2,079)
Adjustment to accounts payable		(1,248)
Adjusted Net Capital		$ 62,660

The accompanying notes are an integral part of these financial statements.

AEGIS INVESTMENTS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2001

Pursuant to Rule 15c3-3(k)(2)(B), the Company is exempt from the reserve requirement.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3
AS OF DECEMBER 31, 2001

The Company was in compliance with the exemptive provisions of SEC Rule 15c3-3 as of December 31, 2001.